UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ACE AVIATION HOLDINGS INC.
(Name of Subject Corporation (issuer))

ACE AVIATION HOLDINGS INC. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

4.25% Convertible Senior Notes due 2035
(Title of Class of Securities)

00440PAB8 and 00440PAA0
(CUSIP Numbers of Class of Securities)

ACE Aviation Holdings Inc.
Attention: Brian Dunne, Executive Vice President and Chief Financial Officer
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2
(514) 205-7855
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$231,389,518	$9,094

(1)  Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase $257,099,464 (Cdn$322,746,000) aggregate principal amount of outstanding 4.25% Convertible Senior Notes due 2035 at a price of Cdn$900 per Cdn$1,000 principal amount of notes and is calculated based on the inverse of the noon buying rate of Canadian dollars in the city of New York on December 10, 2008 as certified for customs purposes by the Federal Reserve Bank of New York (Cdn$1 = US$0.7966).

(2)  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A
	Form or Registration No.:	N/A
	Filing Party:	N/A
	Date Filed:	N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the offer by ACE Aviation Holdings Inc., a Canadian corporation ("ACE" or the "Corporation") to the holders of its 4.25% Convertible Senior Notes due 2035 (the "Notes") to purchase any and all of the Notes for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2008 (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal (the "Letter of Transmittal") which, collectively, as amended or supplemented from time to time, constitute the "Tender Offer." This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

The information under the heading "Summary Term Sheet" in Exhibit (a)(1)(A) is incorporated herein by reference.

Item 2. Subject Corporation Information.

(a) The name of the subject corporation is ACE Aviation Holdings Inc.  The address and telephone number of its principal executive offices are: 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, (514) 205-7855.

(b) The subject securities are 4.25% Convertible Senior Notes due 2035 of ACE.  The principal amount of Notes outstanding as of December 10, 2008 was Cdn$322,746,000.

(c) The Notes are listed and traded on the Toronto Stock Exchange.  Information about the trading market and high and low trading prices for the Notes and the common shares into which the Notes are convertible is incorporated herein by reference to the Circular under the headings, "Price Range of Notes" and "Price Range of Shares."

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is ACE. The address and telephone number of ACE is set forth under Item 2(a) above. The names of the directors and executive officers of ACE are as set forth in the Circular under the heading "Ownership of ACE's Securities; Arrangements Concerning Notes", and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of ACE is c/o 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, (514) 205-7855.

Item 4. Terms of the Transaction.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase and the Circular. There will be no material differences in the rights of security holders as a result of this transaction.

(b) The details regarding any purchases from an officer, director or affiliate of ACE are incorporated herein by reference from the Circular under the headings:

• "Ownership of ACE's Securities; Arrangements Concerning Notes;"
• "Acceptance of Offer;" and
• "Commitments to Acquire Notes."

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

ACE is not a party to any agreements relating to the Notes other than the trust indenture with respect to the Notes, dated April 6, 2005 between ACE and CIBC Mellon Trust Company, as trustee, (the "Indenture") as amended by a first supplemental indenture, dated December 14, 2007 (the "First Supplemental Indenture").  The Indenture and First Supplemental Indenture are filed as Exhibits (d)(1) and (d)(2) to this Schedule TO and are incorporated herein by reference.

Additional information regarding agreements involving ACE’s securities is incorporated herein by reference from the Circular under the headings, "ACE Aviation Holdings Inc.", "Ownership of ACE's Securities; Arrangements Concerning Notes" and "Contracts, Arrangements or Undertakings with Noteholders."

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from Exhibit (a)(1)(A) under the heading "Summary Term Sheet" and from the Circular under the heading "Purpose and Effect of the Offer."

(b) The Notes purchased in the Tender Offer will be cancelled by the Corporation.  Information regarding the use of Notes to be acquired in the Tender Offer is incorporated herein by reference from the Circular under the heading the heading "Purpose and Effect of the Offer – Background of the Offer ."

(c) Information about any plans or proposals is incorporated herein by reference from the Circular under the headings:

• "Purpose and Effect of the Offer;"
• "Concurrent Transactions;"
• "Ownership of ACE's Securities; Arrangements Concerning Notes;"
• "Commitments to Acquire Notes;"
• "Material Changes in the Affairs of the Corporation;" and
• "Going Private Transaction or Business Combination."

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds is incorporated herein by reference from the Circular under the heading "Source of Funds."

(b) Financing will not be required in connection with the Tender Offer.

(d) None of the consideration for the Tender Offer will be borrowed.

Item 8. Interest in Securities of the Subject Corporation.

(a) The information under the heading "Ownership of ACE's Securities; Arrangements Concerning Notes" in the Circular is incorporated herein by reference.

(b) The information under the heading "Prior Securities Transactions" in the Circular is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under the heading "Summary Term Sheet" in Exhibit (a)(1)(A) and "Depositary" and "Fees and Expenses" in the Circular is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash.  The Tender Offer is not subject to any financing condition and ACE is a public reporting Corporation under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)(1) The information under the heading "Ownership of ACE's Securities; Arrangements Concerning Notes" in the Circular is incorporated herein by reference.

(a)(2) The information under the heading "Legal Matters and Regulatory Approvals" in the Circular is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.  The information under the heading "Legal Matters and Regulatory Approvals" in the Circular is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase, the Circular and the related Letters of Transmittal, as each may be amended or supplemented from time to time is incorporated herein by reference.

Item 12. Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 12, 2008 and the accompanying Issuer Bid Circular.
(a)(1)(B)	Letter of Transmittal.
(a)(2)	None.

(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(b)	None.
(c)	Not applicable.
(d)(1)	Indenture, dated April 6, 2005.
(d)(2)	First Supplemental Indenture, dated December 14, 2007.
(d)(3)	ACE Stock Option Plan, as amended, dated March 27, 2007.*
(d)(4)	Form of Stock Option Agreement.*
(d)(5)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.*
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	Not applicable.
*	Incorporated by reference to the Schedule TO filed by the Corporation on December 6, 2007.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian Dunne
Name:	Brian Dunne
Title:	Executive Vice President and Chief Financial Officer

Date:	December 12, 2008

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 12, 2008 and the accompanying Issuer Bid Circular.
(a)(1)(B)	Letter of Transmittal to Deposit Notes.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(b)	None.
(c)	Not applicable.
(d)(1)	Indenture, dated April 6, 2005.
(d)(2)	First Supplemental Indenture, dated December 14, 2007.
(d)(3)	ACE Stock Option Plan, as amended, dated March 27, 2007.*
(d)(4)	Form of Stock Option Agreement.*
(d)(5)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.*
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	Not applicable.
*	Incorporated by reference to the Schedule TO filed by the Corporation on December 6, 2007.